The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 1055)

PROPOSED MEANS OF RECEIPT OF CORPORATE COMMUNICATION
AND
PROPOSED AMENDMENT TO ARTICLES OF ASSOCIATION
PROPOSED AMENDMENT TO PROCEDURAL RULES OF
THE SHAREHOLDERS’ GENERAL MEETING

The board of directors of China Southern Airlines Company Limited (the Company) has resolved to propose resolutions to be approved by the shareholders of the Company at the forthcoming extraordinary general meeting of the Company (the EGM) that from 1 January 2009, the Company may send or supply corporate communications to its shareholders of H shares in relation to whom certain conditions are met by making the corporate communications available on the Company’s own website and the articles of association of the Company (the Articles of Association) and the procedural rules of shareholders’ general meeting (the Procedural Rules) will also be proposed to be amended accordingly.

PROPOSED MEANS OF RECEIPT OF CORPORATE COMMUNICATION

The Stock Exchange of Hong Kong Limited (the Stock Exchange) published amendments to The Rules Governing the Listing of Securities on the Stock Exchange (the Listing Rules) on 28 November 2008 in relation to, among others, Rule 2.07A in respect of an issuer’s corporate communication to the relevant holders of its securities using electronic means. The amendments to the Listing Rules will come into effect on 1 January 2009. Pursuant to the amendments to Rule 2.07A of the Listing Rules, to the extent that:

(1)
the shareholders of the listed issuer have resolved in general meeting that the listed issuer may send or supply corporate communications to shareholders by making them available on the listed issuer’s own website; or

(2)	the listed issuer’s constitutional documents contain provision to that effect,

a holder of the listed issuer’s securities in relation to whom the following conditions are met is taken to have agreed that the listed issuer may send or supply corporate communications to him in that manner: (i) the holder has been asked individually by the listed issuer to agree that the listed issuer may send or supply corporate communications generally, or the corporate communication in question, to him by means of the listed issuer’s own website; and (ii) the listed issuer has not received a response indicating the holder’s objection within the period of 28 days beginning with the date on which the listed issuer’s request was sent.

For the purpose of environmental protection and cost saving purpose, the Directors consider that it is of the interests of the Company and the Shareholders as a whole if the Company could send or supply corporate communication to the holders of H shares by simply making them available on the Company’s own website (www.csair.com). The Board has therefore resolved to propose resolutions to be approved by the shareholders of the Company at the EGM that the Company may send or supply corporate communications to the Company’s shareholders of H shares in relation to whom certain conditions are met by making them available on the Company’s own website (www.csair.com).

The Directors are also duly authorized to make proposed amendments to relevant clauses of the Articles of Association and the Procedural Rules and execute all such documents and/or do all such matters and take all such actions which the Directors may deem necessary or expedient and in the interest of the Company for the purpose of effecting the publication and provision of the corporate communications to the shareholders of H shares of the Company through the Company’s website.

Among which, “Corporate Communications” means any document published or to be published by the Company for the information of or actions by any shareholder of the Company, including but not limited to, (a) reports of directors, annual accounts of the Company together with auditors’ report and (where applicable) summary financial report; (b) interim reports and (where applicable) summary of interim report; (c) notices of meetings; (d) listing documents; (e) circulars; and (f) forms of proxy.

The Company will make arrangements in due course to ask the Company’s shareholders individually whether he or she agrees that the Company may send or supply corporate communications to him or her by means of the Company’s own website.

PROPOSED AMENDMENT TO ARTICLES OF ASSOCIATION AND PROCEDURAL RULES

The details of the proposed amendments to the Articles of Association and the Procedural Rules are as follows:

Articles of Association

(a)	clause 1 of the existing Article 91 be deleted in their entirety and be replaced by the following:

“Notice of a shareholders’ general meeting shall be given by way of announcement or by any other manner as provided in this Articles of Association (if necessary), not less than forty-five days before the date of the meeting to notify all of the shareholders in the share register of the matters to be considered, the date and the place of the meeting.”

(b)	the existing Article 96 be deleted in its entirety and be replaced by the following:

“Notice of shareholders’ general meeting shall be served on the shareholders (whether or not entitled to vote at the meeting), by announcement, by hand or by prepaid airmail to their addresses as shown in the register of shareholders.

The notice for domestic shareholders shall be published in one or more newspapers designated by the securities governing authority of the State Council not less than forty-five days before the date of the meeting; after the publication of notice, the holders of Domestic Shares shall be deemed to have received the notice of the relevant shareholders’ general meeting.

The notice for holders of Overseas Foreign Listed Shares shall be published on the website of the Company (www.csair.com) not less than forty-five days before the date of the meeting; after such publication, the holders of Overseas Foreign Listed Shares shall be deemed to have received the notice of the relevant shareholders’ general meeting.”

(c)	the first clause of the existing Article 157 be deleted in their entirety and be replaced with the following:

“Notice of a class meeting shall be given by way of announcement or by any other manner as provided in this Articles of Association (if necessary) not less than forty-five days before the date of the class meeting to notify all of the shareholders in the share register of the class of the matters to be considered, the date and the place of the class meeting.”

(d)	the following paragraph be added as a new Article in Chapter 26:

“Any requirement in this Articles of Association for the Company to send, mail, dispatch, issue, publish or otherwise make available any Corporate Communication may, to the extent permitted under all applicable laws and regulations and the listing rules of the stock exchange in the place where the Company’s shares are listed and the Articles of Association, be satisfied by the Company by making available the Corporate Communication on the website of the Company (www.csair.com) or by sending or providing the same through electronic means.”

(e)	the following definition of “Corporate Communication” be added to Chapter 27:

“Corporate Communication”
refers to any document issued or to be issued by the Company for the information or action of holders of any of its securities, including but not limited to: (a) the directors’ report, its annual accounts together with a copy of the auditor’s report and, where applicable, its summary financial report; (b) the interim report and, where applicable, its summary interim report; (c) a notice of meeting; (d) a listing document; (e) a circular; and (f) a proxy form, within the meaning ascribed thereto under the listing rules of the stock exchange where the Company’s shares are listed

(f)	the articles of the Articles of Association be and are hereby re-numbered accordingly, if necessary.

Procedural Rules

The existing Article 17 be deleted in its entirety and be replaced with the following:

“Upon convening of a shareholders’ general meeting, the board of directors shall serve a notice of not less than 45 days (when calculating the period of notice, the Company shall exclude the date of the genera meeting) to all the shareholders on the register on the record date by way of announcement or by any other means (if necessary). The notice for the class meetings shall only be sent to those shareholders who have rights to vote on such meeting.”

For further details, please refer to the circular and the notice of EGM of the Company to be despatched to the shareholders of the Company on 31 December 2008.

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People’s Republic of China
30 December 2008

As at the date of this announcement, the Directors include Li Wen Xin, Wang Quan Hua, Liu Bao Heng, Si Xian Min, Tan Wan Geng, Xu Jie Bo and Chen Zhen You as executive Directors; and Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lam Kwong Yu as independent non-executive Directors.